SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 December 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 15 December 2009

Exhibit No: 99.1

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.
State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793

of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	ANDREW COSSLETT , CHIEF EXECUTIVE		NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non - beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	PERSONAL INTEREST		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	ANDREW COSSLETT		PURCHASE OF 30,676 SHAR ES; AND EXERCISE OF 157,300 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	TOTAL OF 60,000 SHARES ACQUIRED O F WHICH: 30,676 SHARES PURCHASED IN THE MARKET ; AND 29,324 SHARES RETAINED SUBSEQUENT TO EXERCISE OF 157,300 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN		NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	127,976 SHARES SOLD TO COVER EXERCISE COSTS, TAX LIABILITIES AND COMMISSIONS FOLLOWING EXERCISE OF 157,300 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction

30,676
 SHARES
ACQUIRED
AT £
9.018891
 PER SHARE; AND

EXERCISED
157,300
 OPTIONS AT £
6.1983
 PER SHARE
OF WHICH

127,976

SHARES

SOLD
AT £
9.018891
 PER SHARE TO COVER
EXERCISE COSTS,
TAX LIABILITIES

AND COMMISSIONS

			14 DECEMBER 2009
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	1,337,002 INCLUDING ALL NOTIFIABLE INTERESTS		14 DECEMBER 2009

Name of contact and telephone number for queries
:

GEORGE TURNER

01895 512 000

Name of authorised official of issuer responsible for making notification GEORGE TURNER COMPANY SECRETARY Date of notification 15 DECEMBER 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 December 2009